GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the “Meeting”) of shareholders of GREAT PANTHER SILVER LIMITED (“Great Panther” or the “Company”) will be held at Suite 800, 333 Seymour Street, Vancouver, British Columbia, Canada on Thursday, June 4, 2015, at 11:00 a.m. (Pacific Daylight Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2014 and the report of the auditor on those statements;

2.	to set the number of directors at six;

3.	to elect directors of the Company to hold office until the close of the next annual general meeting;

4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post the Information Circular and any additional materials online. Under Notice-and-Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Information Circular is available at www.greatpanther.com/Investors/Reports-and-Filings/AGM-Information, at www.envisionreports.com/great-panther-AGM2015 and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6, by telephone 1-604-608-1766, toll Free: 1-888-355-1766 or by fax: 604-608-1768. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular prior to the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above, should ensure such request is received no later than May 25, 2015.

The Information Circular contains details of matters to be considered at the Meeting.

Regardless of whether a Shareholder plans to attend the Meeting in person, we request that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is not a registered Shareholder.

DATED at Vancouver, British Columbia, April 20, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) R.W. (Bob) Garnett
Chairman of the Board